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                            October 13, 2020

       Dara Khosrowshahi
       Chief Executive Officer
       Uber Technologies, Inc
       1455 Market Street, 4th Floor
       San Francisco, California 94103

                                                        Re: Uber Technologies,
Inc
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 25,
2020
                                                            File No. 333-242307

       Dear Mr. Khosrowshahi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed September 25, 2020

       Regulatory Approvals, page 15

   1. Please revise to clarify why Uber voluntarily withdrew its HSR notification on August 17,
                                                        2020 and re-filed it on
August 19, 2020, and the reasons why the Department of Justice issued a second request
to each of Uber and Postmates. Please also revise your
                                                        Background section to
more fully discuss the particular concerns relating to antitrust approval and how they
influenced the terms agreed to by the parties, including the definition of
"unacceptable condition."
 Dara Khosrowshahi
FirstName LastNameDara
Uber Technologies, Inc Khosrowshahi
Comapany
October 13,NameUber
            2020      Technologies, Inc
October
Page 2 13, 2020 Page 2
FirstName LastName
The status of couriers who use the Postmates app as independent contractors, page 38

2. We note your response to prior comment 10. Your disclosure here and elsewhere in the prospectus appears to focus almost exclusively on judicial and legislative actions in
         California. To the extent that adverse judicial and legislative actions in other states or at the federal level may also give rise to a right to terminate, please provide expanded disclosure to clarify that the risk to you is not localized. Please also clarify your statement that an outcome adverse to Uber or Postmates "may not, in and of itself give rise to a right of either party to terminate the transaction." It is unclear whether this means it may give rise to the right to terminate. Please also clarify the circumstances that, if combined with an adverse determination, could trigger a right to terminate. Background of the Transaction, page 63

3. We note your revisions at page 63 in response to prior comment 14. Please expand your disclosure in the third paragraph on page 64 to disclose the other potential strategic acquisitions that were considered by you between May and July 2019.
4. We note your revised disclosure at pages 64 and 65 in response to prior comment 16.
         With a view to disclosure, please tell us how your public statements and media scrutiny affected your search for a deal, including how it affected your negotiations with
         Postmates, if at all. In addition, please discuss in greater detail the changed circumstances that led the company to resume talks with Postmates in June 2020 after previously determining in 2019 that the company's unit economics were in a challenged state.
5. We note your revisions on pages 69-71 and page 100 in response to prior comment 18.
         Please disclose, in an appropriate place in the prospectus, the material terms of the initial loan and the additional loan, including the interest rate and the forgiveness schedule in the event the loans are is partially forgiven.
6. We note your response to prior comment 19. While you have revised your disclosure at page 67 to disclose that certain negotiations occurred regarding the legal proceedings involving Postmates, it is unclear what items were discussed and how they were resolved.
         Please expand your disclosure to describe the substance of the parties' negotiations with respect to pending litigation involving the companies, including the concerns of both sides, any anticipated impact on the transaction, and how the terms of the merger reflected these concerns. Please also discuss how you reached the conclusion on page 39, where it appears that you agreed that an adverse determination on Assembly Bill 5 would not automatically terminate (or make terminable) the agreement.
7. We note your revisions in response to our prior comment 21. Please disclose the financial performance of Postmates and valuation analyses (including transaction price multiple and discounted cash flow analysis), and potential synergies discussed by the board at the July
         1, 2020 meeting, or tell us why you believe such disclosure is not required.
 Dara Khosrowshahi
FirstName LastNameDara
Uber Technologies, Inc Khosrowshahi
Comapany
October 13,NameUber
            2020      Technologies, Inc
October
Page 3 13, 2020 Page 3
FirstName LastName
U.S. Federal Income Tax Consequences, page 106

8. We note that counsel has provided a long-form opinion that the Mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. The opinion and the disclosure in your prospectus must be consistent. Refer to Staff Legal
         Bulletin No. 19. Where you discuss the tax consequences throughout your prospectus, including your statements as to the intended tax treatment, disclose that counsel has issued an opinion that the Mergers will qualify as a reorganization.
Exhibits

9. Please tell us whether you intend to file the Form of Company Certificate Amendment that appears as Exhibit D to the Agreement and Plan of Merger.
        You may contact Keira Nakada at (202) 551-3659 or Donna Di Silvio at
(202) 551-3202
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Andrew Nussbaum, Esq.